EXHIBIT E

Nathan G. Miller
c/o NGM Asset Management, LLC
27 Pine Street, Suite 700
New Canaan, CT 06840

April 26, 2018
Via Email

Board of Directors
Destination Maternity Corporation
232 Strawbridge Drive
Moorestown, NJ 08057

Ladies and Gentlemen:

We are writing in response to a letter we received from the board of directors (the “Board”) of Destination Maternity Corporation (the “Company”) dated April 25, 2018 (the “April 25 Letter”), pursuant to which the Company claimed that it has “timely complied with all of its obligations” with respect to our previous requests for certain stockholder lists. We disagree that the Company has “timely complied” with such requests, which were first made on April 9, 2018 pursuant to Section 220 of the Delaware General Corporation Law.
In the April 25 Letter, the Company stated that the Company’s proxy solicitor provided our proxy solicitor with a registered holder list on April 20, 2018. However, the list we were provided consolidated the positions of the Company’s Restricted Stock Plan and Employee Stock Purchase Plan and did not list the individual plan holders, as we expressly requested. Accordingly, between April 20 and April 23, 2018, our proxy solicitor privately asked for a list of individual plan holders no less than three times, yet the Company failed to provide such a list following these private requests. As such, the Company’s assertion that it complied with our request by providing a consolidated list is both disingenuous and misleading to stockholders. This is made all the more clear by the fact that, in response to our letter, the Company provided our proxy solicitor with a second registered holder list on April 25, 2018, which properly listed the individual plan holders.
Furthermore, our proxy solicitor requested a Non-Objecting Beneficial Owners or “NOBO” list from the Company’s proxy solicitor on April 19, 2018. In response, the Company’s proxy solicitor stated that the Company had not ordered a NOBO list, and did not state whether it intended to order such a list or when it might do so. According to the April 25 Letter, the Company’s proxy solicitor has since requested a NOBO list. However, the Company did not request such a list until after our letter on April 24, 2018, and we still have not been provided with a NOBO list. The Company failed to take action until after we made our requests public, and we believe this is a clear indication that the Company only took such remedial actions because of our letter.
Finally, we have been hearing feedback from a number of stockholders whose names are not on the registered holder list that they have been receiving calls soliciting their vote.  The Company’s proxy solicitor has been making these calls. We can only assume their names are on a NOBO or other list that the Company’s proxy solicitor is using. It is now 3:30 pm and we have yet to receive any such list. Please promptly provide us with the NOBO list and any other list being used in your solicitation.

Sincerely,

/s/ Nathan G. Miller

Nathan G. Miller